

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Christoph A. Pereira
Vice President, Chief Risk Officer and Chief Corporate Counsel
GENERAL ELECTRIC CO
5 Necco Street
Boston, MA 02210

Re: GENERAL ELECTRIC CO
Form S-4
Filed February 12, 2021
File No. 333-253042

Dear Mr. Pereira:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing